

SECURITIES 08029933
Washington, D.C. 20549

SEC Mail Processing Section
FEB 26 2008
Washington, DC
111

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066693

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: John J. Carroll + Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 Main Street
(No. and Street)

Cold Spring Harbor, NY 11724
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Vincent Molinari 631-692-9350
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berger Toombs Elam Gains + Frank
(Name – *if individual, state last, first, middle name*)

600 Citrus Avenue Fort Pierce, FL 34950
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vincent Molinari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of John J Carroll + Company, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LISA VERNO
Notary Public - State of New York
No. 01VE6134140
Qualified in Suffolk County
My Comm. Expires Sep. 26, 2009

Signature

President
Title

Lisa Verno
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

John J. Carroll
d/b/a John J. Carroll & Company

ANNUAL FINANCIAL REPORT

December 31, 2007

John J. Carroll d/b/a John J. Carroll & Company

ANNUAL FINANCIAL REPORT

For the Year Ended December 31, 2007

TABLE OF CONTENTS


Berger, Toombs, Elam,
Gaines & Frank

Certified Public Accountants PL

600 Citrus Avenue
Suite 200
Fort Pierce, Florida 34950

772/461-6120 // 461-1155
FAX: 772/468-9278

Report of Independent Auditors

John J. Carroll & Company
Vero Beach, Florida

We have audited the accompanying statement of financial condition of John J. Carroll d/b/a John J. Carroll & Company as of December 31, 2007, and the related statements of income and proprietor's capital, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the proprietor. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of John J. Carroll d/b/a John J. Carroll & Company as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.


Berger, Toombs, Elam,
Gaines & Frank

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Berger, Toombs, Elam, Gaines & Frank

Berger, Toombs, Elam, Gaines & Frank
Certified Public Accountants PL
Fort Pierce, Florida

January 8, 2008

John J. Carroll d/b/a John J. Carroll Company
STATEMENT OF FINANCIAL POSITION
December 31, 2007

Assets	
Cash	$ 39,365
Proprietor's Capital	
Proprietor's Capital	$ 39,365

The accompanying notes are an integral part of this statement.

John J. Carroll d/b/a John J. Carroll Company
STATEMENT OF INCOME AND CHANGES IN PROPRIETOR'S CAPITAL
For the Year Ended December 31, 2007

Revenues	
Commissions	$ 64,286
Dividends and interest	1,818
Net gain on sale of securities	5,344
Total Revenues	71,448
Expenses	
Commissions	10,391
Rent	6,088
Accounting	2,475
Dues, fees and subscriptions	1,995
Other (including depreciation of $537)	5,780
Total Expenses	26,729
Net Income	44,719
Proprietor's Capital - January 1, 2006	182,028
Capital contributions	7,489
Proprietor's Distributions	(194,871)
Proprietor's Capital - December 31, 2007	$ 39,365

The accompanying notes are an integral part of this statement.

John J. Carroll d/b/a John J. Carroll Company
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

Cash Flows From Operating Activities	
Net Income	$ 44,719
Adjustments to reconcile net income to cash provided by operating activities	
Depreciation	537
Decrease in Deferred revenue	(2,750)
Decrease in prepaid expenses	452
Gain on sale of securities	(5,344)
Net Cash Provided By Operations	37,614
Cash Flows From Investing Activities	
Sale of securities	176,674
Cash Flows From Financing Activities	
Capital contributions	7,489
Capital distributions	(194,871)
Net cash used by financing activities	(187,382)
Net Increase In Cash	26,906
Cash - January 1, 2006	12,459
Cash - December 31, 2007	$ 39,365

The accompanying notes are an integral part of this statement.

John J. Carroll d/b/a John J. Carroll & Company
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2007

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

John J. Carroll & Company (Company), a non-clearing securities broker, is organized as a sole proprietorship. The primary business activities of the company consist of the buying and selling of securities for clients in the Vero Beach and Melbourne, Florida areas.

Furniture and equipment are stated at cost. Depreciation is computed on straight line and accelerated methods over the estimated useful life of the asset.

The Company, operating as a proprietorship, is not a taxable entity. The results of it's operations are includable with the other activities of the owner in the tax return filed by the proprietor. Accordingly, no income tax provision is reflected in the accompanying financial statements.

Advertising costs are generally charged to operations in the year incurred and totaled $148 in 2007.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash and cash equivalents include checking accounts for the purposes of the statement of cash flows.

NOTE B – NET CAPITAL

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1). This rule provides that a broker or dealer in securities is required to maintain a minimum "net capital" equal to the greater of its requirement as determined by classification or 6-2/3% of aggregate indebtedness. The "net capital" of the Company as of December 31, 2007 was $39,365 and its minimum requirement was $25,000 for 2007.

John J. Carroll d/b/a John J. Carroll & Company
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2007

NOTE B – NET CAPITAL (CONTINUED)

Reconciliation with Company's computation (included in Part IIA of form X-17A-5 as of December 31, 2007):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$ 39,365
Net capital per computation	$ 39,365

NOTE C – SUBORDINATED LIABILITIES

The Company did not have any liabilities subordinated to claims of general creditors as of December 31, 2007.

NOTE D – DISCONTINUED OPERATIONS

The proprietor passed away in July, 2007 and the entity ceased active operations.

SUPPLEMENTAL INFORMATION

John J. Carroll d/b/a John J. Carroll & Company
COMPUTATION OF NET CAPITAL
SCHEDULE I
For the Year Ended December 31, 2007

Proprietor's Capital Per Statement of Financial Condition:	$ 39,365
Net Capital	39,365
Minimum Net Capital	25,000
Excess Net Capital	$ 14,365

Berger, Toombs, Elam,
Gaines & Frank

Certified Public Accountants PL

600 Citrus Avenue
Suite 200
Fort Pierce, Florida 34950

772/461-6120 // 461-1155
FAX: 772/468-9278

January 8, 2008

John J. Carroll & Company
Vero Beach, Florida

In planning and performing our audit of the financial statements and supplemental schedules of John J. Carroll, d/b/a John J. Carroll & Company for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by John J. Carroll, d/b/a John J. Carroll & Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the New York Stock Exchange and other regulatory agencies which rely on rule 17a-5(g) under The Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Berger Toombs Elam Gaines + Frank

Berger, Toombs, Elam, Gaines & Frank
Certified Public Accountants PL
Fort Pierce, Florida

END